UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)
Orient Paper, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
68619F205
(CUSIP Number)
Rebecca Baum
730 FIFTH AVENUE, 25TH FLOOR
NEW YORK, NY 10019
212-359-0202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 16, 2009
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 68619F205
13D/A

1	Name of Reporting Person
	Andrew Barron Worden
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	United States
Number of		7	Sole Voting Power
Shares
Owned			   	159,486 shares
By Each		8	Shared Voting Power
Reporting			295,610
Person With
			9	Sole Dispositive Power
				159,486 shares
10	Shared Dispositive Power
	587,585
11	Aggregate Amount Beneficially Owned by Each Reporting Person
747,071
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	5.0%
14	Type of Reporting Person
	IN
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Orient Paper, Inc., a Nevada corporation
(the "Company") having its principal executive offices at Nansan Gongli, Nanhuan Road, Xushui County, Baoding City, Hebei Province, The People's Republic of China 072550
Item 2.   Identity and Background.
This Statement is filed by Andrew Barron Worden, an individual (the "Reporting Person"), whose residence address is 50 Central Park South, Unit
34/35 New York,  NY 10019.   Andrew Barron Worden is the Managing Partner
of Barron Capital Advisors LLC, a Delaware Limited Liability Company which is the General Partner to Barron Partners LP, a Delaware Limited
Partnership, whose principal business is investing.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using personal funds.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

1	Name of Reporting Person
	Barron Partners LP
	I.R.S. Identification No. of Above Person
	43-1981699
2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	295,610 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				295,610 shares
10	Shared Dispositive Power
	0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
295,610 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	2.0%
14	Type of Reporting Person
	PN
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Orient Paper, Inc., a Nevada corporation
(the "Company") having its principal executive offices at Nansan Gongli, Nanhuan Road, Xushui County, Baoding City, Hebei Province, The People's Republic of China 072550
Item 2.   Identity and Background.
This Statement is filed by Barron Partners LP, a Delaware Limited
Partnership (the "Reporting Person"), whose business address is 730 Fifth
Avenue, 25th Floor, New York, NY 10019.   The Reporting Person is
principally engaged in making investments.

The General Partner of the Reporting Person is Barron Capital Advisors LLC, a Delaware Limited Liability Company, (the "General Partner"). Andrew B. Worden is the managing member of the General Partner.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.


1	Name of Reporting Person
	XWRT2 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	29,550 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0
10	Shared Dispositive Power
	29,550 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
29,550 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	0.2%
14	Type of Reporting Person
	PN
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Orient Paper, Inc., a Nevada corporation
(the "Company") having its principal executive offices at Nansan Gongli, Nanhuan Road, Xushui County, Baoding City, Hebei Province, The People's Republic of China 072550
Item 2.   Identity and Background.
This Statement is filed by XWRT2 LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 131 Laurel Grove Avenue
Kentfield, CA 94904.   The Reporting Person is principally engaged in
making investments.
       The General Partner of the Reporting Person is Joseph Abrams(the "General Partner"), an individual.
       The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.
       During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.
N/A
Item 4.   Purpose of Transaction.
N/A

1	Name of Reporting Person
	SBMT2 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	35,375 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
			       0
10	Shared Dispositive Power
	35,375 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
35,375 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	0.2%
14	Type of Reporting Person
	PN
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Orient Paper, Inc., a Nevada corporation
(the "Company") having its principal executive offices at Nansan Gongli, Nanhuan Road, Xushui County, Baoding City, Hebei Province, The People's Republic of China 072550
Item 2.   Identity and Background.
This Statement is filed by SBMT2 LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 104 S. Pecos Street Midland,
TX 79701.   The Reporting Person is principally engaged in making
investments.
       The General Partner of the Reporting Person is Carlton Beal Family Trust FBO Spencer Beal(the "General Partner"). Spencer Beal, an individual is the Trustee to the General Partner.
       The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.
       During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3.   Source and Amount of Funds or Other Consideration.
N/A
Item 4.   Purpose of Transaction.
N/A

1	Name of Reporting Person
	Godfrey2468 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	37,600 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0
10	Shared Dispositive Power
	37,600 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
37,600 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	0.3%
14	Type of Reporting Person
	PN
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Orient Paper, Inc., a Nevada corporation
(the "Company") having its principal executive offices at Nansan Gongli, Nanhuan Road, Xushui County, Baoding City, Hebei Province, The People's Republic of China 072550

Item 2.   Identity and Background.
This Statement is filed by Godfrey2468 LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 128 Beachside Avenue
Westport, CT 06880.   The Reporting Person is principally engaged in making
investments.

The General Partner of the Reporting Person is Peter Godfrey, (the "General Partner"), an individual.

The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
N/A
Item 4.   Purpose of Transaction.
N/A

1	Name of Reporting Person
	LeeMadison9189 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	0 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0
10	Shared Dispositive Power
	0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	0.0%
14	Type of Reporting Person
	PN

Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Orient Paper, Inc., a Nevada corporation (the "Company") having its principal executive offices at Nansan Gongli, Nanhuan Road, Xushui County, Baoding City, Hebei Province, The People's Republic of China 072550

Item 2.   Identity and Background.
This Statement is filed by LeeMadison9189 LP, a Delaware Limited
Partnership (the "Reporting Person"), whose business address is 5871 East
Carefree Mountain Drive Carefree, AZ 85377.   The Reporting Person is
principally engaged in making investments.

The General Partner of the Reporting Person is The Robert M. Mayes and Laura L. Mayes Living Trust, (the "General Partner"). Robert M. Mayes, an individual, is the Trustee for the General Partner.

The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
N/A
Item 4.   Purpose of Transaction.
N/A.

1	Name of Reporting Person
	RossPlan LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	101,250 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0
10	Shared Dispositive Power
	101,250 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
101,250 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	0.7%
14	Type of Reporting Person
	PN
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Orient Paper, Inc., a Nevada corporation
(the "Company") having its principal executive offices at Nansan Gongli, Nanhuan Road, Xushui County, Baoding City, Hebei Province, The People's Republic of China 072550

Item 2.   Identity and Background.
This Statement is filed by RossPlan LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 130 E. 65th Street New York,
NY 10065.   The Reporting Person is principally engaged in making
investments.



The General Partner of the Reporting Person is Santee River LLC, (the "General Partner"). Ross Pirastah is the managing member of the General Partner.

The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

1	Name of Reporting Person
	Tibero2 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	20,250 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0
10	Shared Dispositive Power
	20,250 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
20,250 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	0.1%
14	Type of Reporting Person
	PN

Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Orient Paper, Inc., a Nevada corporation (the "Company") having its principal executive offices at Nansan Gongli, Nanhuan Road, Xushui County, Baoding City, Hebei Province, The People's Republic of China 072550

Item 2.   Identity and Background.
This Statement is filed by Tibero2 LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 29 Evergreen Way Wokingham, Berkshire RG41 4BX United Kingdom. The Reporting Person is principally engaged in making investments.



The General Partner of the Reporting Person is Tim Robinson, (the "General Partner"), an individual.

The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
N/A
Item 4.   Purpose of Transaction.
N/A

1	Name of Reporting Person
	2DanesRunnin LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	0 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0
10	Shared Dispositive Power
	0 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
0 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	0.0%
14	Type of Reporting Person
	PN

Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Orient Paper, Inc., a Nevada corporation (the "Company") having its principal executive offices at Nansan Gongli, Nanhuan Road, Xushui County, Baoding City, Hebei Province, The People's Republic of China 072550

Item 2.   Identity and Background.
This Statement is filed by 2DanesRunnin LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 5016 Silver Lake Drive
Plano, TX 75093.   The Reporting Person is principally engaged in making
investments.



The General Partner of the Reporting Person is Higher Ground Investments, LP (the "General Partner"). The Canyons Climbing, LLC is the General Partner of Higher Ground Investments, LP. Robert A. Kaiser is the Managing Member of The Canyons Climbing, LLC.

The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.

During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
N/A.
Item 4.   Purpose of Transaction.
N/A

1	Name of Reporting Person
	JBWA2 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	47,700 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0  shares
10	Shared Dispositive Power
	47,700 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
47,700 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	0.3%
14	Type of Reporting Person
	PN
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Orient Paper, Inc., a Nevada corporation
(the "Company") having its principal executive offices at Nansan Gongli, Nanhuan Road, Xushui County, Baoding City, Hebei Province, The People's Republic of China 072550

Item 2.   Identity and Background.
This Statement is filed by JBWA2 LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 650 Bellevue Way NE Suite
3704 Bellevue, WA 98004.   The Reporting Person is principally engaged in
making investments.
	The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.
       The General Partner of the Reporting Person is Jim Jensen (the "General Partner"), an individual.
       During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

N/A
Item 4.   Purpose of Transaction.
N/A
1	Name of Reporting Person
	Kaufman2 LP
	I.R.S. Identification No. of Above Person

2	Check the Appropriate Box if a Member of a Group  (a)  [ ]
	(b)  [   ]
3	SEC Use Only
4	Source of Funds
	WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)
	 [    ]
6	Citizenship or Place of Organization
	Delaware
Number of		7	Sole Voting Power
Shares
Owned			   	20,250 shares
By Each		8	Shared Voting Power
Reporting			0
Person With
			9	Sole Dispositive Power
				0  shares
10	Shared Dispositive Power
	20,250 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person
20,250 shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[      ]
13	Percent of Class Represented by Amount in Row (11)
	0.1%
14	Type of Reporting Person
	PN
Item 1.   Security and Issuer.
This statement relates to shares of common stock, par value $0.001 per share, (the "Common Stock") of Orient Paper, Inc., a Nevada corporation
(the "Company") having its principal executive offices at Nansan Gongli, Nanhuan Road, Xushui County, Baoding City, Hebei Province, The People's Republic of China 072550

Item 2.   Identity and Background.
This Statement is filed by Kaufman2 LP, a Delaware Limited Partnership (the "Reporting Person"), whose business address is 127 W. 69th Street New York,
Ny 10023.   The Reporting Person is principally engaged in making
investments.

       The General Partner of the Reporting Person is Daniel Kaufman (the "General Partner"), an individual.

	The Reporting Person has granted trading authorization of the shares of Common Stock to Andrew Barron Worden and shares dispositive power of the shares of Common Stock with Andrew Barron Worden.

       During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

All purchases of the Common Stock of the Company were made using working capital.
Item 4.   Purpose of Transaction.
All Issuer's securities owned by the Reporting Person have been acquired by the Reporting Person for investment purposes only.

Item 5.   Interest in Securities of the Issuer.
There is no change to report for Item 5 except for the
addition of the following:
       (c) Between November 14, 2009 and December 28, 2009 the Reporting Persons sold an aggregate of 224,758 shares of the Common Stock of the Issuer in open market transactions at prices ranging from $8.47 to $10.15 per share.
Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.
	The Reporting Persons are filing jointly because each has severally granted trading authorization of the Issuer's shares of Common Stock to Andrew Barron Worden and therefore shares dispositive power with Andrew Barron Worden.

Item 7.	Material to be Filed as Exhibits.
	Not applicable.


SIGNATURE1
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2009
/s/		ANDREW BARRON WORDEN
--------------------
 Signature

Andrew Worden